UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

THE CHEESECAKE FACTORY
INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 par value
(Title of Class of Securities)

163072101
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Debby R. Zurzolo Executive Vice President, Secretary and General Counsel THE CHEESECAKE FACTORY INCORPORATED 26901 Malibu Hills Road Calabasas Hills, California 91301 (818) 871-3000	Copies to: Keith Paul Bishop, Esq. Buchalter Nemer, A Professional Corporation 18400 Von Karman Avenue, Suite 800 Irvine, California 92612-0514 (949) 760-1121

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 22,626,000	$ 2,421.00

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 1,908,209 shares of The Cheesecake Factory Incorporated common stock will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated at the rate of $107 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.: Not applicable.

Filing party:           Not applicable.

Date filed:              Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

TABLE OF CONTENTS

Item 1.                  Summary Term Sheet

Item 2.                  Subject Company Information

Item 3.                  Identity and Background of Filing Person

Item 4.                  Terms of the Transaction

Item 5.                  Past Contacts, Transactions, Negotiations and Arrangements

Item 6.                  Purposes of the Transaction and Plans or Proposals

Item 7.                  Source and Amount of Funds or Other Consideration

Item 8.                  Interest in Securities of the Subject Company

Item 9.                  Person/Assets, Retained, Employed, Compensated or Used

Item 10.            Financial Statements

Item 11.            Additional Information

Item 12.            Exhibits

Item 13.            Information Required by Schedule 13E-3

INDEX TO EXHIBITS

Exhibit 99.(a)(1)(a)

Exhibit 99.(a)(1)(b)

Exhibit 99.(a)(1)(c)

Exhibit 99.(a)(1)(d)

Exhibit 99.(a)(1)(e)

Exhibit 99.(a)(1)(f)

Exhibit 99.(a)(1)(g)

Exhibit 99.(a)(1)(h)

Exhibit 99.(a)(12)

Exhibit 99.(d)(6)

Exhibit 99.(d)(7)

Exhibit 99.(d)(8)

This Tender Offer Statement on Schedule TO relates to an Offer to Amend the Exercise Price of Certain Options as set forth in Exhibit 99.(a)(1)(a) (the “Offer”) by The Cheesecake Factory Incorporated, a Delaware corporation (“Cheesecake Factory” or the “Company”), to amend the exercise price of certain options (the “Eligible Options”) that have been granted under (i) Company’s 1992 Performance Employee Stock Option Plan, as amended (the “1992 Plan”) and (ii) Company’s Amended and Restated Year 2000 Omnibus Performance Stock Plan, as amended (the “2000 Plan”): (a) that have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option grant date, (b) that were unvested, either in whole or in part, as of December 31, 2004, and (c) that are outstanding and unexercised as of the last date on which the Offer remains open for acceptance.  Eligible participants may elect to amend Eligible Options to increase the exercise price to be equal to the fair market value of a share of the Company’s common stock on the measurement date determined by the Company to be correct for financial reporting purposes.

The amendments will be made pursuant to the terms and conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options dated February 6, 2007; (ii) the related memorandum from David Overton, Chief Executive Officer of the Company, dated February 6, 2007, (iii) the election form, and (iv) the withdrawal form. These documents, as they may be amended or supplemented from time to time, collectively constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits 99.(a)(1)(a)-(d), respectively.

Item 1.                Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 2.                Subject Company Information.

(a)           Name and Address.

The Company is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 26901 Malibu Hills Road, Calabasas Hills, California 91301 and the telephone number at that address is (818) 871-3000.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding and unexercised options to purchase its common stock granted under the Company’s 1992 Plan and 2000 Plan to amend the exercise price of certain of their outstanding and unexercised options to purchase the Company’s common stock as set forth in the Offer to Amend and upon the terms and subject to the conditions described in the Disclosure Documents.

As of February 1, 2007, there were unexercised options to purchase 1,908,209 shares of the Company’s common stock outstanding and eligible to participate in the Offer.  The exact number of shares of the Company’s common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options accepted for amendment.

(c)           Trading Market and Price.

The information set forth under the caption “The Offer” in the section entitled “Price range of Shares underlying the Options” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 3.                Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 4.                Terms of the Transaction.

(a)           Material Terms.

The information set forth under the caption “Summary Term Sheet and Questions and Answers,” the sections under the caption “The Offer” in the sections entitled “Eligibility,” “Number of Options; offer expiration date,” “Procedures for Electing to Participate in this Offer,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Amendment and Issuance of Amended Stock Option Agreement,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of amended options,” “Price range of Shares underlying the Options,” “Status of Options amended by us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Federal Income Tax Consequences,” and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b)           Purchases.

Our officers, who were not subject to the disclosure requirements of Section 16(a) of the Securities Exchange Act of 1934 on the date of grant, may participate in the Offer if they hold Eligible Options. None of our non-employee directors holds Eligible Options and therefore none of our non-employee directors are eligible option holders. The information set forth under the caption “The Offer” in the section entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 5.                Past Contacts, Transactions, Negotiations and Arrangements.

(a)           Agreements Involving the Subject Company’s Securities.

The information set forth under the caption “The Offer” in the section entitled “Interests of Directors and Officers; Transactions and Arrangements concerning the Options” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 6.                Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

(b)           The information set forth under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the Offer” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

(c)           Use of Securities Acquired.

The information set forth under the caption “The Offer” in the sections entitled “Acceptance of Options for Amendment and Issuance of Amended Options” and “Status of Options amended by us in the Offer; Accounting Consequences of the Offer” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

(d)           Plans.

The information set forth under the caption “The Offer” in the sections entitled “Purpose of the Offer” and “Information Concerning Cheesecake Factory” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 7.                Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth under the caption “The Offer” in the section entitled “Source and Amount of Consideration; Terms of amended options” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

(b)           Conditions.

Not applicable.

(c)           Borrowed Funds.

Not applicable.

Item 8.                Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth under the caption “The Offer” in the section entitled “Interests of Directors and Officers; Transactions and Arrangements concerning the Options” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth under the caption “The Offer” in the section entitled “Interests of Directors and Officers; Transactions and Arrangements concerning the Options in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

Item 9.                Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.         Financial Statements.

(a)           Financial Information.

The information set forth in Part II, Item 8, “Financial Statements and Supplementary Data”, of the Company’s Annual Report on Form 10-K/A for the fiscal year ended January 3, 2006, filed with the Securities and Exchange Commission (“SEC”) on December 8, 2006, including all material incorporated by reference, is incorporated by reference. Part I, Item 1 of the Company’s quarterly report on Form 10-Q for the quarter ended October 3, 2006, filed with the SEC on December 8, 2006, including all material incorporated by reference, is incorporated by reference. The Company’s Annual Report on Form 10-K/A and Quarterly Report on 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.  The information set forth under the caption “The Offer” in the section entitled “Information concerning Cheesecake Factory” in Exhibit 99.(a)(1)(a) is incorporated herein by reference

(b)           Pro Forma Information.

Not applicable.

(c)           Summary Information.

The information set forth under the caption “The Offer” in the section entitled “Information Concerning Cheesecake Factory” is incorporated herein by reference.

Item 11.         Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth under caption “The Offer” in the sections entitled “Interests of Directors and Officers; Transactions and Arrangements concerning the Options” and “Legal Matters; Regulatory Approvals” in Exhibit 99.(a)(1)(a) is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.         Exhibits.

Exhibit Number	Description

99(a)(1)(a)	Offer to Amend the Exercise Price of Certain Options, dated February 6, 2007.

99 (a)(1)(b)	Memorandum from David Overton, dated February 6, 2007.

99 (a)(1)(c)	Election Form.

99 (a)(1)(d)	Withdrawal Form.

99 (a)(1)(e)	Form of Addendum.

99 (a)(1)(f)	Forms of Confirmation.

99 (a)(1)(g)	Forms of Reminder Communication to Employees.

99 (a)(1)(h)	Forms of Amendment to Stock Option Agreements.

99 (a)(12)	Statement re: Computation of Ratio of Earnings to Fixed Charges.

99 (b)	Not Applicable.

99 (d)(1)

The Cheesecake Factory Incorporated 1992 Performance Employee Stock Option Plan incorporated by reference to be Company’s registration statement on Form S-1 (No. 33-47936) filed with the SEC on September 16, 1992.

99 (d)(2)

Amendment to The Cheesecake Factory Incorporated 1992 Performance Employee Stock Option Plan incorporated by reference to the Company’s registration statement on Form S-8 (33-88414) filed with the SEC on January 28, 1999.

99 (d)(3)

Amendment to The Cheesecake Factory Incorporated 1992 Performance Employee Stock Option Plan incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarter ended October 3, 2006, filed with the SEC on December 8, 2006.

99 (d)(4)

The Cheesecake Factory Incorporated Year 2000 Omnibus Performance Stock Incentive Plan, incorporated by reference to the Company’s registration statement on Form S-8 (333-118757) filed with the SEC on September 2, 2004.

99 (d)(5)

First Amendment to The Cheesecake Factory Incorporated 2000 Omnibus Performance Stock Incentive Plan incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarter ended October 3, 2006, filed with the SEC on December 8, 2006.

99 (d)(6)	Second Amendment to The Cheesecake Factory Incorporated Amended and Restated Year 2000 Omnibus Performance Stock Incentive Plan.

99 (d)(7)	Form of Stock Option Agreement under 1992 Plan.

99 (d)(8)	Form of Stock Option Agreement under 2000 Omnibus Performance Stock Incentive Plan.

99 (g)	Not Applicable.

99 (h)	Not Applicable.

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 6, 2007	THE CHEESECAKE FACTORY INCORPORATED

/s/ Michael J. Dixon
Michael J. Dixon
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99 (a)(1)(a)	Offer to Amend the Exercise Price of Certain Options, dated February 6, 2007.

99 (a)(1)(b)	Memorandum from David Overton, dated February 6, 2007.

99 (a)(1)(c)	Election Form.

99 (a)(1)(d)	Withdrawal Form.

99 (a)(1)(e)	Form of Addendum.

99 (a)(1)(f)	Forms of Confirmation.

99 (a)(1)(g)	Forms of Reminder Communication to Employees.

99 (a)(1)(h)	Forms of Amendment to Stock Option Agreements.

99 (a)(12)	Statement re: Computation of Ratio of Earnings to Fixed Charges.

99 (b)	Not Applicable.

99 (d)(1)

The Cheesecake Factory Incorporated 1992 Performance Employee Stock Option Plan incorporated by reference to be Company’s registration statement on Form S-1 (No. 33-47936) filed with the SEC on September 16, 1992.

99 (d)(2)

Amendment to The Cheesecake Factory Incorporated 1992 Performance Employee Stock Option Plan incorporated by reference to the Company’s registration statement on Form S-8 (33-88414) filed with the SEC on January 28, 1999.

99 (d)(3)

Amendment to The Cheesecake Factory Incorporated 1992 Performance Employee Stock Option Plan incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarter ended October 3, 2006, filed with the SEC on December 8, 2006.

99 (d)(4)

The Cheesecake Factory Incorporated Year 2000 Omnibus Performance Stock Incentive Plan, incorporated by reference to the Company’s registration statement on Form S-8 (333-118757) filed with the SEC on September 2, 2004.

99 (d)(5)

First Amendment to The Cheesecake Factory Incorporated 2000 Omnibus Performance Stock Incentive Plan incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarter ended October 3, 2006, filed with the SEC on December 8, 2006.

99 (d)(6)	Second Amendment to The Cheesecake Factory Incorporated Amended and Restated Year 2000 Omnibus Performance Stock Incentive Plan.

99 (d)(7)	Form of Stock Option Agreement under 1992 Plan.

99 (d)(8)	Form of Stock Option Agreement under 2000 Omnibus Performance Stock Incentive Plan.

99 (g)	Not Applicable.

99 (h)	Not Applicable.